SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


                          Portsmouth Bank Shares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    737031104
                                    ---------
                                 (CUSIP Number)

                                  Mark A. Gavin
                          Executive Vice President and
                             Chief Operating Officer
                                 CFX Corporation
                                 102 Main Street
                           Keene, New Hampshire 03431
                                 (603) 352-2502
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                February 13, 1997
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.

This Document Consists of 18 Pages.

An Exhibit Index Appears on Sequentially Numbered Page 18.




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CUSIP No. 737031104              Schedule 13D                     Page 2 of 18



1.  Name of Reporting Person: CFX Corporation I.R.S. Identification No.
    02-0402421

2.  Check the Appropriate Box if a Member of a Group (a) / /

                                                     (b) / /

3.  SEC Use Only

4.  Source of Funds: WC, OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) / /

6.  Citizenship or Place of Organization: New Hampshire

         Number of         7.  Sole Voting Power:           01
           Shares
         Beneficially      8.  Shared Voting Power:         01
          Owned by
            Each           9.  Sole Dispositive Power:      01
          Reporting
           Person         10.  Shared Dispositive Power:    01
            With

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 01

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares /X/

13. Percent of Class Represented by Amount in Row 11: 0%1

14. Type of Reporting Person: HC, CO

----------------------
 1 The Reporting Person and the Issuer have entered into a Stock Option Agreement covering 1,142,000 shares of Portsmouth Common Stock (as defined herein) or approximately 17% of the total shares that would be outstanding following exercise (including the shares issued upon exercise). Unless and until the option granted thereunder is exercised by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares covered by the Stock Option Agreement.


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CUSIP No. 737031104               Schedule 13D                     Page 3 of 18




Item 1.  Security and Issuer.

         The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.10 per share, of Portsmouth Bank Shares, Inc. ("Portsmouth"). The address of the principal executive offices of Portsmouth is 333 State Street, Portsmouth, N.H. 03802.

Item 2.  Identity and Background.

         This statement is filed on behalf of CFX Corporation ("CFX"). CFX is a New Hampshire corporation with its principal executive offices at 102 Main Street, Keene, New Hampshire 03431. CFX is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

         Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of CFX containing the following information with respect to each such person: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen.

         During the past five years, neither CFX nor, to the best of CFX's knowledge, any person named in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Stock Option Agreement dated as of February 13, 1997 ("Option Agreement"), Portsmouth has granted to CFX an option ("Option") to purchase up to 1,142,000 shares of common stock, par value $0.10 per share, of Portsmouth ("Portsmouth Common Stock") at a price of $15.75 per share, subject to adjustment as provided in the Option Agreement. In the event Portsmouth issues or agrees to issue any shares of Portsmouth Common Stock in breach of its obligations under the Agreement and Plan of



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CUSIP No. 737031104            Schedule 13D                Page 4 of 18




Reorganization, the Plan of Share Exchange, the Agreement and Plan of Merger, the Merger Agreement or the Stock Option Agreement (collectively, the "Transaction Documents") at a price less than $15.75 per share, (as adjusted pursuant to Section 6 of the Option Agreement), the exercise price shall be equal to such lesser price. The aggregate amount of funds required to exercise the Option in full at an exercise price of $15.75 per share would be $17,986,500. If and when the Option is exercised, CFX's source of funds will be either working capital or funds borrowed from one or more banks in the ordinary course of business; the identity of such bank or banks has not yet been determined.

Item 4.   Purpose of Transaction.

         On February 13, 1997, CFX and Portsmouth entered into a Plan of Share Exchange (the "Plan of Exchange") and an Agreement and Plan of Reorganization ("Reorganization Agreement"), that provide for CFX acquiring all the outstanding shares of capital stock of Portsmouth, including each attached right issued pursuant to the Portsmouth Rights Agreement (as defined in the Reorganization Agreement), through an exchange (the "Share Exchange") of shares of CFX Common Stock for the issued and outstanding shares of Portsmouth Common Stock.

         Following the Share Exchange, Portsmouth shall be merged (the "Holding Company Merger") with and into CFX, pursuant to a merger agreement or plan of merger (the "Merger Agreement") in a form to be specified by CFX and reasonably satisfactory to Portsmouth and consistent with the terms of the Reorganization Agreement.

         Following the consummation of the Holding Company Merger, Portsmouth Bank, a wholly-owned subsidiary of Portsmouth, shall be merged (the "Bank Merger") with and into CFX Bank, a wholly-owned subsidiary of CFX, pursuant to an Agreement and Plan of Merger (the "Plan of Merger" and, together with the Reorganization Agreement, the Plan of Exchange and the Merger Agreement, the "Transaction Documents").

         CFX and Portsmouth have entered into the Option Agreement in order to facilitate the consummation of the Share Exchange, the Holding Company Merger, the Bank Merger and the other transactions contemplated by the Reorganization Agreement (collectively, the "Transactions"). Consummation of the Transactions is subject to, among other things, receipt of all necessary shareholder and government approvals.


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CUSIP No. 737031104                Schedule 13D                  Page 5 of 18




         CFX has no present intention to acquire any shares of Portsmouth Common Stock except pursuant to the Transaction Documents.

         Except as otherwise set forth in Items 4, 5 and 6 hereof and the Exhibits to this Schedule 13D (which are hereby incorporated by reference herein and made a part hereof to the same extent as though set forth herein in full), CFX does not now have any plans or proposals which relate to or would result in
(i) the acquisition by any person of additional securities of Portsmouth, or the disposition of securities of Portsmouth; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Portsmouth or any of its subsidiaries; (iii) any change in the present Board of Directors or management of Portsmouth, including any change in the number or term of Portsmouth directors or the filling of any existing vacancies on the Board of Directors of Portsmouth; (iv) any material change in the present capitalization or dividend policy of Portsmouth; (v) any other material change in the business or corporate structure of Portsmouth; (vi) changes in Portsmouth's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Portsmouth by any person;
(vii) causing a class of securities of Portsmouth to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (viii) a class of equity securities of Portsmouth becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

         The 1,142,000 shares of Portsmouth Common Stock subject to the Option represent approximately 17% of the 6,855,421 shares of Portsmouth Common Stock that would be issued and outstanding upon exercise of the Option in full (including the shares issued upon exercise of the Option). Unless and until the Option is exercised, CFX disclaims beneficial ownership of the Portsmouth Common Stock subject to the Option.

         Except as otherwise described herein, neither CFX, nor, to the best of CFX's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of Portsmouth Common Stock. Other than as described in this
Schedule 13D, no transactions in Portsmouth Common Stock were effected during the past 60 days by CFX, or, to the best of CFX's knowledge, by any of the persons listed on Schedule I hereto.




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         CUSIP No. 737031104      Schedule 13D          Page 6 of 18




         Item 6.   Contracts, Arrangements, Understandings or
                   Relationships with Respect to Securities of the Issuer.

         Option Agreement

                   Set forth below is a description of selected provisions of the Option Agreement. Such description is qualified in its entirety by reference to the copy of the Option Agreement filed as an Exhibit hereto, which is incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full.

                   Under the Option Agreement, Portsmouth granted CFX the right to purchase up to 1,142,000 shares of Portsmouth Common Stock at a purchase price of $15.75 per share. The Option Agreement was executed to facilitate the Transactions. CFX may exercise the Option upon the occurrence of any of the following events (each a "Purchase Event") after the execution of the Option Agreement:

                   (a) any person (other than Portsmouth, any Portsmouth subsidiary, CFX, or any CFX affiliate) shall have commenced a bona fide tender or exchange offer to purchase shares of Portsmouth Common Stock such that upon consummation of such offer such person would own or control 10% or more of the outstanding shares of Portsmouth Common Stock;

                   (b) any person (other than Portsmouth or any Portsmouth subsidiary, CFX or any CFX affiliate), other than in connection with a transaction to which CFX has given its prior written consent, shall have filed an application or notice with any federal or state regulatory agency for clearance or approval, to (i) merge or consolidate, or enter into any similar transaction, with Portsmouth or any Portsmouth subsidiary, (ii) purchase, lease or otherwise acquire all or substantially all the assets of Portsmouth or any Portsmouth acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of Portsmouth or any Portsmouth subsidiary;

                   (c) any person (other than Portsmouth, any Portsmouth subsidiary, subsidiaries of Portsmouth in a fiduciary capacity, CFX, affiliates of CFX, or subsidiaries of CFX in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Portsmouth Common Stock (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned



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         CUSIP No. 737031104      Schedule 13D          Page 7 of 18




         thereto in Section 13(d) of the Securities Exchange Act of 1934 and the regulations promulgated thereunder);

                   (d) any person (other than Portsmouth, any Portsmouth subsidiary, CFX or any CFX affiliate) shall have made a bona fide proposal to Portsmouth by public announcement or written communication that is or becomes the subject of public disclosure to (i) acquire Portsmouth or any Portsmouth subsidiary by merger, consolidation, purchase of all or substantially all its assets or any other similar transaction, or (ii) make an offer described in clause (a) above; or

                   (e) Portsmouth shall have willfully breached any Specified Covenant, as defined in the Option Agreement, which breach would entitle CFX to terminate the Transaction Documents (without regard to the cure periods provided for therein) and such breach shall not have been cured prior to the Notice Date, as defined in the Option Agreement.

                   The Option may be exercised in whole or in part, at any time or from time to time, if a Purchase Event shall have occurred and be continuing; provided that, to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earliest to occur of:

                   (a)  the Effective Date, as defined in the Option
         Agreement;

                   (b) the termination of the Transaction Documents in accordance with the terms of the Reorganization Agreement prior to the occurrence of a Purchase Event (other than a termination resulting from a willful breach by Portsmouth or Portsmouth Bank of any Specified Covenant contained in the Transaction Documents); or

                   (c) six months after termination of the Transaction Documents if such termination follows the occurrence of a Purchase Event or is due to a willful breach by Portsmouth or Portsmouth Bank of any Specified Covenant contained in the Transaction Documents; and provided further that any such exercise shall be subject to compliance with applicable provisions of law.

         In the event of any change in Portsmouth Common Stock by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. Also, in the event that any additional shares of Portsmouth Common Stock are issued or

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CUSIP No. 737031104              Schedule 13D                     Page 8 of 18



otherwise become outstanding after the date of the Option Agreement (other than pursuant to the Option Agreement), the number of shares of Portsmouth Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Portsmouth Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in the Option Agreement shall be deemed to authorize Portsmouth to breach any provision of the Transaction Documents.

         The Option Agreement also provides that subject to the giving of any notices and the receipt of any required approvals, at the request of CFX at any time commencing upon the occurrence of a Repurchase Event and ending nine months thereafter (the "Repurchase Period"), Portsmouth shall repurchase the Option (but not later than the termination of the Option pursuant to Section 3(a) of the Option Agreement) from CFX together with any shares of Portsmouth Common Stock purchased by CFX pursuant thereto with respect to which CFX then has beneficial ownership, at a price (per share, the "Per Share Repurchase Price") equal to the sum of:

                    (1) the exercise price paid by CFX for any shares of Portsmouth Common Stock acquired pursuant to the Option;

                    (2) the difference between (A) the "market/ tender offer" price for shares of Portsmouth Common Stock (defined as the higher of (x) the highest price per share at which a tender or exchange offer has been made or (y) the highest reported sale price for shares of Portsmouth Common Stock within that portion of the Repurchase Period preceding the date CFX gives notice of the required repurchase under Section 8 of the Option Agreement) and (B) the exercise price as determined pursuant to Section 2 of the Option Agreement (subject to adjustment as provided in Section 6 of the Option Agreement) multiplied by the number of shares of Portsmouth Common Stock with respect to which the Option has not been exercised, but only if the market/tender offer price is greater than such exercise price;

                    (3) the difference between the market/tender offer price (as defined in Section 8(a)(2) of the Option Agreement) and the exercise price paid by CFX for any shares of Portsmouth Common Stock purchased pursuant to the exercise of the Option, multiplied by the number of shares so purchased, but only if the market/tender offer price is greater than such exercise price; and

                    (4) CFX's out-of-pocket expenses incurred in connection with the transactions contemplated by the Transaction Documents, including without limitation legal, accounting and investment banking fees, in an amount not to exceed $500,000.


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CUSIP No. 737031104             Schedule 13D                  Page 9 of 18




Transaction Documents

         Set forth below is a description of selected provisions of the Transaction Documents. Such description is qualified in its entirety by reference to the copies of the Transaction Documents filed as an Exhibits hereto, which is incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full.

         The Transaction Documents provide for a Share Exchange in which CFX will acquire all the outstanding shares of capital stock of Portsmouth, including each attached right issued pursuant to the Portsmouth Rights Agreement, through an exchange of shares of CFX Common Stock for the issued and outstanding shares of Portsmouth Common Stock pursuant to a Plan of Exchange.

         Following the Share Exchange, Portsmouth shall be merged with and into CFX in the Holding Company Merger, pursuant to the Merger Agreement.

         Following the consummation of the Holding Company Merger, Portsmouth Bank, a wholly-owned subsidiary of Portsmouth, shall be merged with and into CFX Bank, a wholly-owned subsidiary of CFX in the Bank Merger, pursuant to the Plan of Merger.

         Prior to the Closing Date, as defined in the Option Agreement, and except as otherwise provided for by the Transaction Documents or consented to or approved by CFX, the Portsmouth Entities shall use their respective reasonable best efforts to preserve their respective properties, business and relationships with customers, employees and other persons. Except with prior written consent of CFX or except as previously disclosed or except as expressly contemplated or permitted by the Transaction Documents, neither Portsmouth Entity (as defined in the Reorganization Agreement) shall:

         (1) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

         (2) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock other than its regular cash and stock dividends on Portsmouth Common Stock in amounts not to exceed the



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CUSIP No. 737031104           Schedule 13D                      Page 10 of 18




dividends paid to Portsmouth stockholders in the comparable period in the last 12 months and in a manner consistent with past practice and in accordance with applicable law, regulation and contractual and regulatory commitments, provided that Portsmouth's cash dividends may be increased to the Increased Dividend (as defined below) per share of Portsmouth Common Stock beginning with the dividend payable in the first quarter of 1998, and provided further that the parties to the Reorganization Agreement agree to consult with respect to the last quarterly Portsmouth dividend payable prior to the Effective Date (as defined in the Reorganization Agreement) with the objective of assuring that the Portsmouth stockholders do not receive a shortfall, or dividend or distribution from both Portsmouth and CFX, for the period covered by such dividend based on the record and payment dates of their last dividend prior to the Effective Date. The "Increased Dividend" shall be determined by multiplying the quarterly dividend then being paid by CFX with respect to each share of CFX Common Stock by 0.95;

         (3) issue any shares of its capital stock or permit any treasury shares to become outstanding other than pursuant to the Stock Option Agreement or Rights outstanding at the date hereof or a stock dividend not to exceed 2% payable in the first quarter of each of 1997 and 1998;

         (4) incur any additional debt obligation or other obligation for borrowed money other than in the ordinary course of business consistent with past practice;

         (5) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem, repurchase or otherwise acquire any shares of its capital stock;

         (6) amend its articles or certificate of incorporation or association, charter or by-laws;

         (7) except for foreclosing on collateral, merge with any other corporation, savings association or bank or permit any other corporation, savings association or bank to merge into it or consolidate with any other corporation, savings association or bank; acquire control over any other firm, bank, corporation, savings association or organization or create any subsidiary;

         (8) except in the ordinary course of business, waive or release any material right or cancel or compromise any material debt or claim;




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CUSIP No. 737031104               Schedule 13D                   Page 11 of 18




         (9) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

         (10) enter into any material swap, hedge or other similar off-balance sheet transaction;

         (11) except for foreclosing on collateral, liquidate or sell or dispose of any material assets or acquire any material assets; except as Previously Disclosed, make any capital expenditure in excess of $100,000 in any instance or $250,000 in the aggregate; or, except as Previously Disclosed, establish new branches or other similar facilities or enter into or modify any leases or other contracts relating thereto that involve annual payments that exceed $25,000 in any instance or $100,000 in the aggregate;

         (12) except as Previously Disclosed, increase the rate of compensation of, pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees except in a manner consistent with past practice and except as Previously Disclosed;

         (13) enter into, modify or extend any employment or severance contracts with any of its present or former directors, officers or employees;

         (14) enter into or substantially modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees;

         (15) change its lending, investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law or regulations;

         (16) change its methods of accounting in effect at December 31, 1995, except as required by changes in generally accepted accounting principles or regulatory requirements concurred in by its independent certified public accountants, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1995, except as required by law;


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CUSIP No. 737031104             Schedule 13D                    Page 12 of 18




         (17) solicit or initiate inquiries or proposals with respect to any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, either Portsmouth Entity or any business combination with either Portsmouth Entity other than as contemplated by the Reorganization Agreement; or authorize or permit any officer, director, agent or affiliate of it to do any of the above; or fail to notify CFX as soon as practicable if any such inquiries or proposals are received by either Portsmouth Entity, or if either Portsmouth Entity or any officer, director, agent or affiliate thereof is requested to or does furnish any confidential information relating to, or participates in any negotiations or discussions concerning, any transaction of a type describe in this paragraph; or

         (18) agree to do any of the foregoing.

         Both CFX and Portsmouth have agreed to use all reasonable efforts to obtain as soon as practicable all consents and approvals of any persons necessary or desirable for the consummation of the Transactions, including the approval of the respective shareholders of CFX and Portsmouth and all consents and approvals required of applicable federal and state regulatory authorities.


         Additional Agreements

         In connection with the Transactions, certain members of the Board of Directors of Portsmouth, each in his capacity as a shareholder of such company, has agreed with CFX to vote or cause to be voted for approval of the Reorganization Agreement and the Plan of Exchange all of his or her shares which he is entitled to vote with respect thereto. In addition, each of such persons has agreed not to transfer or otherwise dispose of his shares of Portsmouth Common Stock or to pledge or otherwise encumber any additional shares prior to shareholder approval of the Reorganization Agreement and the Plan of Exchange or termination of the Transaction Documents pursuant to the terms of the Reorganization Agreement. Each such person has also agreed not to take any action that would substantially impair the prospects of completing the Transactions pursuant to the Reorganization Agreement and the Plan of Exchange.




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CUSIP No. 737031104      Schedule 13D          Page 13 of 18





Item 7.  Material to be Filed as Exhibits.

1.  Stock Option Agreement dated as of February 13, 1997.

2.  Agreement and Plan of Merger dated as of February 13, 1997.

3.  Agreement and Plan of Reorganization dated as of February 13, 1997.

4.  Plan of Share Exchange dated as of February 13, 1997.

5. Form of Agreement between certain directors of Portsmouth, on the one hand, and CFX, on the other.




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CUSIP No. 737031104              Schedule 13D                   Page 14 of 18





                                    SIGNATURE
                                    ---------


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  February 21, 1997      CFX CORPORATION



                                       By: /s/ Mark A. Gavin
                                           --------------------------------
                                           Mark A. Gavin,
                                           Executive Vice President and
                                           Chief Operating Officer




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CUSIP No. 737031104                Schedule 13D                  Page 15 of 18





                                   SCHEDULE I
                                   ----------

Following is a list of the executive officers and directors of CFX Corporation as of February 17, 1997:


Executive Officers:
-------------------

Name                                       Office
----                                       ------

Richard Astrella                           President and CEO of Orange
                                           Savings Bank

Peter Baxter                               President and CEO of CFX
                                           Corporation

Christopher Bramley                        President and CEO of the
                                           Safety Fund National Bank

Mark A. Gavin                              Executive Vice President and COO
                                           of CFX Corporation

Steven Shirley                             Senior Vice President and Senior
                                           Trust Officer

Gregg R. Tewksbury                         Chief Financial Officer of CFX
                                           Corporation


        The business address for each executive officer is CFX
Corporation, 102 Main Street, Keene, New Hampshire 03431.




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CUSIP No. 737031104                Schedule 13D                 Page 16 of 18


Directors:
----------

Name and Occupation              Business or Residence Address
-------------------              -----------------------------

Eugene E. Gaffey
Chairman of the Board
CFX Corporation and CFX Bank
Retired Justice,
Hinsdale Municipal Court

Richard F. Astrella
President, Orange Savings Bank

William E. Aubuchon, III
Chairman of the Board and CEO
W.E. Aubuchon Company, Inc.

Peter J. Baxter
President and Chief Executive
Officer CFX Corporation and
CFX Bank

Richard B. Baybutt
Chairman of the Board
Baybutt Construction

Christopher V. Bean
Attorney
Bean Law Offices

Christopher W. Bramley
President and CEO
Safety Fund National Bank

P. Kevin Condron
President
Central Supply Company, Inc.

Calvin L. Frink
Retired

David R. Grenon
Chairman of Advisory
Board & Asst. Clerk
The Protector Group
Insurance Agency, Inc.

Elizabeth Sears Hager
Former New Hampshire State
Representative

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CUSIP No. 737031104                  Schedule 13D                Page 17 of 18

Douglas S. Hatfield, Jr.
President and Treasurer
Hatfield, Moran & Barry, P.A.

Philip A. Mason
Attorney
Mason & Martin

Walter R. Peterson
President Emeritus of
Franklin Pierce College

L. William Slanetz
Owner, Cheshire Realty




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CUSIP No. 737031104               Schedule 13D                  Page 18 of 18




                         EXHIBIT INDEX
                         -------------

                                                          Location in
                                                          Sequentially
                                                          Numbered Copy
                                                          -------------


Exhibit 99.1   Option Agreement dated as of                     20
               February 13, 1997

Exhibit 99.2   Agreement and Plan of Merger                     30
               dated as of February 13, 1997

Exhibit 99.3   Agreement and Plan of Reorganization             34
               dated as of February 13, 1997

Exhibit 99.4   Plan of Share Exchange dated as                  73
               of February 13, 1997

Exhibit 99.5   Form of Agreement between certain                79
               directors of Portsmouth, on the
               one hand, and CFX, on the other.

Exhibit 99.6   Press Release